                                                  UNITED STATES
                                       SECURITIES AND EXCHANGE COMMISSION
                                            Washington, D.C. 20549

                                                -----------------

                                                   FORM 11-K

 X  ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
---

                                 For the fiscal year ended December 31, 2007

                                                       OR

    TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
---

                          For the transition period from               to
                                                          ------------     ----------------

                                        Commission File Number 0-13089

                                                ------------------

A.  Full title of the plan and the address of the plan, if different from that of the issuer named below:

                                Hancock Bank 401(k) Savings & Investment Plan & Trust

B.  Name of issuer of the securities held pursuant to the plan and the address of its principal executive officer:

                                              Hancock Holding Company
                                                     P. O. 4019
                                                Gulfport, MS  39501

                                          HANCOCK BANK 401(k) SAVINGS AND
                                             INVESTMENT PLAN AND TRUST

                                   Financial Statements and Supplemental Schedule

                                             December 31, 2007 and 2006

                                    (With Independent Auditors' Report Thereon)

                                          HANCOCK BANK 401(k) SAVINGS AND
                                             INVESTMENT PLAN AND TRUST

                                                 Table of Contents

                                                                                        Page

Report of Independent Registered Public Accounting Firm                                    1

Financial Statements:

     Statements of Net Assets Available for Benefits                                       2

     Statements of Changes in Net Asset Available for Benefits                             3

Notes to Financial Statements                                                              4

Supplemental Schedule

Schedule H, Line 4i - Schedule of Assets (Held at End of Year)                            10

                              Report of Independent Registered Public Accounting Firm

The Plan Administrator
Hancock Bank 401(k) Savings and Investment Plan and Trust:

We have audited the  accompanying  statements of net assets  available for benefits of Hancock  Bank 401(k)  Savings and Investment  Plan and Trust  (the Plan) as of December 31,  2007 and 2006, and the related  statements of changes in net assets  available for benefits for the years then ended.  These financial  statements are the  responsibility of the Plan's  management.  Our  responsibility is to express an opinion on these financial  statements based on our audits.

We conducted our audits in accordance  with the standards of the Public Company  Accounting  Oversight Board (United
States).  Those standards  require that we plan and perform the audit to obtain  reasonable  assurance about whether the  financial  statements  are free of  material  misstatement.  We were not  engaged to  perform,  an audit of its internal  control over financial  reporting.  Our audits included  consideration  of internal control over financial reporting as a basis for designing  audit  procedures  that are  appropriate in the  circumstances,  but not for the purpose of expressing an opinion on the  effectiveness  of the Plan's  internal  control over  financial  reporting.
Accordingly,  we express no such opinion.  An audit also includes  examining,  on a test basis,  evidence supporting the amounts and disclosures in the financial  statements,  assessing the accounting  principles used and significant estimates made by management,  as well as evaluating the overall financial statement  presentation.  We believe that our audits provide a reasonable basis for our opinion.

In our opinion,  the  financial  statements  referred to above present  fairly,  in all material  respects,  the net assets  available  for  benefits  of the Plan as of  December 31,  2007 and  2006,  and the  changes  in net  assets available for benefits for the years then ended in conformity with accounting  principles  generally accepted in the
United States of America.

Our audits were made for the purpose of forming an opinion on the basic financial  statements  taken as a whole. The supplemental  schedule  of assets  (held at end of year) as of  December 31,  2007 is  presented  for the purpose of additional analysis and is not a required part of the basic financial statements,  but is supplementary  information required by the  Department  of Labor's  Rules and  Regulations  for  Reporting  and  Disclosure  under the Employee
Retirement Income Security Act of 1974. This supplemental  schedule is the  responsibility of the Plan's management.
The  supplemental  schedule  has been  subjected  to the  auditing  procedures  applied  in the  audit of the  basic financial  statements  for the year ended  December 31, 2007 and, in our opinion,  is fairly  stated in all material respects in relation to the basic financial statements taken as a whole.

                                                    /s/ KPMG LLP

June 26, 2008

                                             HANCOCK BANK 401(k) SAVINGS AND
                                                INVESTMENT PLAN AND TRUST

                                        Statements of Net Assets Available for Benefits
                                                 December 31, 2007 and 2006

                  Assets                                    2007                        2006
                                                      ----------------             --------------
Cash                                                   $        7,903                     50,148
Investments, at fair value                                 55,167,982                 53,288,789
Receivables:
      Accrued interest and dividends                            8,566                     17,212
      Other receivables                                        18,803                          -
                                                      ----------------            ---------------
          Net assets available for
          benefits                                     $   55,203,254                 53,356,149
                                                      ================            ===============

See accompanying notes to financial statements.

                                             HANCOCK BANK 401(k) SAVINGS AND
                                                INVESTMENT PLAN AND TRUST

                                 Statements of Changes in Net Assets Available for Benefits
                                                 December 31, 2007 and 2006

                                                                                2007                    2006
                                                                          ----------------        ----------------
Additions:
   Additions to net assets attributed to:
      Investment income:
          Net appreciation (depreciation) in fair value of investments      $  (1,917,624)            6,361,475
          Interest and dividend income                                          1,098,669             1,277,907
                                                                          ----------------        ----------------
                                                                                 (818,955)            7,639,382
     Contributions:
          Participant                                                           4,576,212             4,271,622
          Employer                                                              1,471,683             1,429,642
                                                                          ----------------        ----------------
                                                                                6,047,895             5,701,264
                                                                          ----------------        ----------------
                    Total additions                                             5,228,940            13,340,646
                                                                          ----------------        ----------------
Deductions:
     Deductions from net assets attributed to:
          Benefit payments to participants                                      3,366,883             3,239,879
          Administrative fees                                                      14,952                21,841
                                                                          ----------------        ----------------
                    Total deductions                                            3,381,835             3,261,720
                                                                          ----------------        ----------------
                    Net increase                                                1,847,105            10,078,926

Net assets available for benefits:
     Beginning of year                                                          53,356,149           43,277,223
                                                                          ----------------        ----------------
     End of year                                                            $   55,203,254           53,356,149
                                                                          ================        ================
See accompanying notes to financial statements.

                                          HANCOCK BANK 401(k) SAVINGS AND
                                             INVESTMENT PLAN AND TRUST

                                             Notes to Financial Statements

                                             December 31, 2007 and 2006

(1)    Plan Description

       The following  description of Hancock Bank  401(k) Savings and Investment Plan and Trust (the Plan)  provides only general  information.  Participants  should refer to the Plan agreement for a more complete  description of the Plan's provisions. This information is available from the plan administrator.

       (a)    General

              The Plan is a defined  contribution  plan established  under the provisions of  Section 401(a) of  the
              Internal Revenue Code (IRC),  which includes a qualified cash or deferred  arrangement as described in
              Section 401(k)  of the IRC for  eligible  employees  of Hancock  Bank,  Hancock  Insurance  Agency and subsidiaries,  Harrison Finance Company,  J. Everett Eaves, Inc.,  Hancock Bank of Louisiana,  Hancock
              Bank of Florida,  Hancock Bank of Alabama and Hancock  Investments  Services,  Inc.  (collectively the
              Company).  All full-time and part-time  employees of the Company who have completed 90 days of service and are age 18 or older are  eligible to  participate.  The Plan is subject to the  provisions  of the
              Employee Retirement Income Security Act of 1974, as amended (ERISA).

              All assets of Hancock Bank Profit  Sharing Plan were  transferred  to the Plan,  effective  January 1,
              2002. The Hancock Bank Profit Sharing Plan assets are segregated  from other assets for record keeping purposes as no new  participants  are allowed within the profit  sharing  portion of the plan, and the funds therein are not participant-directed.

       (b)    Plan Administration

              Hancock Bank  (the Trustee),  a subsidiary of the Company,  holds the Plan's  investments and executes transactions for the Plan. The Plan is administered by an officer of Hancock Bank.

       (c)    Contributions

              Eligible  employees may elect to defer up to the Internal Revenue Service (IRS)  limitations,  $15,500 and  $15,000  in 2007 and  2006,  respectively,  with  certain  restrictions  for  highly  compensated employees.  The  Company  matches  50%  of  participant  contributions  up to  the  first  6%  of  the participant's salary under the provisions of the Plan.

       (d)    Participant Accounts

              Individual  accounts are maintained for each of the Plan's  participants to reflect the  participant's contributions  and  earnings or losses  thereon and  allocated  employer  matching  contributions  and earnings or losses thereon, as well as the participant's  allocated share of administrative  expenses.
              The  benefit  to  which a  participant  is  entitled  is the  benefit  that can be  provided  from the participant's vested account.

                                          HANCOCK BANK 401(k) SAVINGS AND
                                             INVESTMENT PLAN AND TRUST

                                             Notes to Financial Statements

                                             December 31, 2007 and 2006

       (e)    Vesting

              Participants  are fully  vested in their  contributions  and  allocated  earnings  or losses  thereon.
              Participants  are fully vested in employer  matching  contributions  and allocated  earnings or losses thereon after three years of benefit  service with no vesting before three years of service.  Prior to
              January 1,  2005, participants were fully vested in the Hancock Bank Profit Sharing Plan contributions and allocated  earnings or losses  thereon after five years of benefit  service with no vesting before five years of service.  Effective January 1, 2005, the Plan was amended so that participants are fully vested at all times in the Hancock Bank Profit Sharing Plan  contributions  and allocated  earnings or losses thereon.  All  participants  vest 100% upon death or termination of employment due to permanent disability.

       (f)    Forfeitures

              Forfeitures of employer matching  contributions and allocated  earnings and losses thereon are used to reduce employer  contributions and plan expenses during the Plan year. At December 31,  2007 and 2006, these  forfeited  amounts  totaled  $38,929  and  $142,100,  respectively,  which  were used to reduce employer contributions.

              Forfeitures  of  the  Hancock  Bank  Profit  Sharing  Plan  contributions  and  earnings  thereon  are reallocated to participant accounts as defined by the Plan. At both December 31,  2007 and 2006, there were no forfeited amounts.

       (g)    Investment Options

              The Plan allows participants to direct  contributions into various investment  options.  These options include  mutual funds and Hancock  Holding  Company common stock.  The segregated  funds of the former
              Hancock  Bank  Profit  Sharing  Plan  are  not   participant-directed.   These  options  include  cash
              equivalents, certificates of deposit, and mutual funds.

       (h)    Distributions

              Upon termination,  the Plan provides for lump sum or installment payment options based on the election of the participant or  beneficiary.  A lump sum payment will be made for  participants  whose balances are below certain amounts, as defined by the Plan.

              A financial  hardship  withdrawal  provision is available enabling a participant to withdraw an amount to cover an immediate and significant financial need.

       (i)    Participant Loans

              Participant loans are not permitted by the Plan.

(2)    Summary of Significant Accounting Policies

       (a)    Basis of Presentation

              The  financial  statements  of the Plan  are  prepared  on the  accrual  basis  of  accounting  in accordance  with U.S. generally accepted accounting principles.

                                          HANCOCK BANK 401(k) SAVINGS AND
                                             INVESTMENT PLAN AND TRUST

                                             Notes to Financial Statements

                                             December 31, 2007 and 2006

       (b)    Use of Estimates

              The  preparation  of financial  statements  in  conformity  with  U.S. generally  accepted  accounting principles  requires  management to make estimates and assumptions that affect the reported amounts of assets available for benefits and changes therein. Actual results could differ from those estimates.

       (c)    Valuation of Investments

              Investments  are stated at fair value.  Shares of mutual  funds and common  stock are valued at quoted market prices. Cash equivalents are stated at cost, which approximates fair value.

              Purchases and sales of securities  are recorded on a trade-date  basis.  Dividends are recorded on the ex-dividend date. Interest income is recorded on the accrual basis.

              Net realized and unrealized  appreciation is recorded in the accompanying statements of changes in net assets available for benefits as net appreciation (depreciation) in fair value of investments.

              The Plan utilizes various investment  instruments.  Investment securities,  in general, are exposed to various risks, such as interest rate, credit, and overall market volatility.  Due to the level of risk associated with certain investment  securities,  it is reasonably  possible that changes in the values of investment  securities  will occur in the near term and that such changes could  materially  affect the amounts reported in the financial statements.

       (d)    Benefit Payments

              Benefits recorded when paid.

       (e)    Recent Accounting Pronouncements

              The Plan adopted the Financial Accounting Standards Board ("FASB")  Interpretation No. 48, "Accounting
              for  Uncertainty in Income Taxes, an  Interpretation  of FASB Statement No. 109" ("FIN 48") on January
              1, 2007.  FIN 48 clarifies the accounting for  uncertainty in tax positions and requires that the Plan recognize in their financial statements the impact of a tax position,  if that position is more likely than not of being sustained on audit,  based on the technical merits of the position.  The adoption of
              FIN 48 did not have an impact on the Plan's financial statements.
              In September 2006, the FASB issued Statement of Financial  Accounting  Standards No. 157,  "Fair Value
              Measurements"  ("SFAS 157").  SFAS 157 defines fair value,  establishes a framework for measuring fair value in accordance with generally accepted accounting principles,  and expands disclosures about fair value  measurements.  The  provisions  of SFAS 157 are  effective  for fiscal  years  beginning  after
              November 15,  2007. The Plan will adopt the provisions of SFAS 157 for its plan year beginning January
              1,  2008.  The Plan is  currently  evaluating  the  impact of the  provisions  of SFAS 157 on its plan financial statements.

                                          HANCOCK BANK 401(k) SAVINGS AND
                                             INVESTMENT PLAN AND TRUST

                                             Notes to Financial Statements

                                             December 31, 2007 and 2006

(3)    Investments

       The fair value of individual  investments  that  represent 5% or more of the Plan's net assets  available for benefits as of December 31, 2007 and 2006 are as follows:

                                                       2007                                 2006
                                            -----------------------------------  -----------------------------------
                                             Shares/units        Fair value       Shares/units        Fair value
                                            ----------------  -----------------  ----------------   ----------------
       Hancock Holding Company
            common stock
            (participant directed)               273,211       $ 10,436,660           262,862       $ 13,889,628
       Hancock Horizon Growth Fund:
            Trust Class
               (nonparticipant directed)         171,349       $  3,267,630           179,686       $  3,160,673
            Class A (participant directed)       322,438          6,039,257           255,105          4,418,411
       Hancock Horizon Strategic Fund:
            Trust Class
               (nonparticipant directed)         343,433          5,309,473           353,137          5,350,023
            Class A (participant directed)       218,583          3,374,920           104,471          1,580,651
       Hancock Horizon Treasury Fund:
            Class A (participant directed)     1,860,262          1,860,262         4,290,969          4,290,969
       Hancock Horizon Value Fund:
            Trust Class
               (nonparticipant directed)         192,846          4,917,580           185,629          4,763,239
            Class A (participant directed)       282,905          7,191,457           204,553          5,234,500

       During  2007 and 2006,  the  Plan's  investments  (including  investments  bought,  sold,  or held  during the year)
       appreciated in value as follows:

                                                                                   2007                  2006
                                                                            -------------------   -------------------
       Hancock Holding company common stock                                     $ (4,245,316)          2,653,851
       Mutual funds                                                                2,327,692           3,707,624
                                                                            -------------------   -------------------
          Net appreciation (depreciation) in fair value of investments          $ (1,917,624)          6,361,475
                                                                            ===================   ===================

                                          HANCOCK BANK 401(k) SAVINGS AND
                                             INVESTMENT PLAN AND TRUST

                                             Notes to Financial Statements

                                             December 31, 2007 and 2006

(4)    Tax Status

       The IRS has determined and informed the Company by letter dated May 29,  2003,  that the Plan and the related trust  established  under the Plan are  designed  in  accordance  with the  applicable  sections  of the IRC.
       Although the Plan has been amended since receiving the determination  letter,  the Plan administrator and the
       Plan's tax counsel  believe that the Plan is designed and is currently  being operated in compliance with the applicable provisions of the IRC and the Plan document.  Therefore,  the Plan administrator believes that the
       Plan was qualified and the related trust was tax-exempt as of the financial statement dates.

(5)    Not Participant-Directed Investments

       Information  about the net assets and the  significant  components  of the changes in net assets  relating to the investments that are not participant-directed follows:

                                                                                   2007                  2006
                                                                            -------------------   -------------------
       Net assets:
          Mutual funds                                                           13,494,683            13,273,934
          Money market funds                                                        134,999               129,287
          Certificate of deposit                                                    163,780               155,935
          Accrued interest and dividends                                              1,474                 1,481
                                                                            -------------------   -------------------
                 Net assets available for benefits                            $  13,794,936            13,560,637
                                                                            ===================   ===================

                                                                                   2007                  2006
                                                                            -------------------   -------------------
       Changes in net assets:
          Interest and dividend income                                        $     289,107               298,066
          Net appreciation in fair value of investments                             327,460               444,565
          Benefits paid                                                            (847,128)             (344,710)
          Administrative expenses                                                    (3,738)               (2,786)
                                                                            -------------------   -------------------
                 Net increase in net assets                                   $    (234,299)              395,135
                                                                            ===================   ===================

(6)    Related-Party Transactions

       The Trustee of the Plan,  Hancock Bank, is a subsidiary of Hancock Holding Company.  Mutual fund  investments where Hancock Bank acts as an investment  advisor  aggregated to $34,658,012 and  $31,221,436 as of December 31,
       2007 and 2006,  respectively.  At December 31,  2007 and 2006, the Plan held certificates of deposit in Hancock
       Bank totaling $163,780 and  $155,935,  respectively.  Additionally,  at  December 31,  2007 and 2006,  the Plan
       owned  $10,436,660 (273,211 shares) and $13,889,628  (262,862 shares),  respectively, in Hancock Holding Company stock.
       During 2007 and 2006, the Plan recorded  $257,282 and $228,191,  respectively,  in dividend income on Hancock Holding
       Company stock.  The Plan paid administrative fees to the Trustee during 2007 and 2006 totaling $0 and $2,786, respectively.

                                          HANCOCK BANK 401(k) SAVINGS AND
                                             INVESTMENT PLAN AND TRUST

                                             Notes to Financial Statements

                                             December 31, 2007 and 2006

(7)    Plan Termination

       Although  it has not  expressed  any  intention  to do so,  the  Company  has the  right  under  the  Plan to discontinue  its  contributions  at any time and to terminate the Plan subject to the provisions set forth in
       ERISA. In the event that the Plan is terminated, participants would become 100% vested in their account.

(8)    Reconciliation of Financial Statements to Form 5500

       The following is a reconciliation  of changes in net assets  available for benefits per the financial  statements at December 31, 2007 to Form 5500:

                Net depreciation in fair value of investments:
                     Per financial statements                     $ (1,917,624)
                     Difference in classification                     (664,794)
                                                                  -------------
                                 Per Form 5500                    $ (1,252,830)
                                                                  =============
                Interest and dividend income
                     Per financial statements                     $  1,098,669
                     Difference in classification                      657,797
                                                                  -------------
                                 Per Form 5500                    $    440,872
                                                                  =============
                Benefit payment to participants:
                     Per financial statements                     $  3,366,883
                     Difference in classification                      (50,482)
                                                                  -------------
                                 Per Form 5500                    $  3,316,401
                                                                  =============
                Corrective distributions:
                     Per financial statements                     $          -
                     Difference in classification                       50,482
                                                                  -------------
                                 Per Form 5500                    $     50,482
                                                                  =============
                Administrative fees:
                     Per financial statements                     $     14,952
                     Difference in classification                        6,997
                                                                  -------------
                                 Per Form 5500                    $     21,949
                                                                  =============

                                                          INVESTMENT PLAN AND TRUST

                                       Schedule H, Line 4i - Schedule of Assets (Held at End of Year)
                                                              December 31, 2007
    Number of                                                                                                    Current
  shares/units                                         Description                             Cost             fair value
------------------    ---------------------------------------------------------------     ----------------    ----------------
       163,780        *   Hancock Bank Certificate of Deposit 4.50% 10/20/09              $    163,780             163,780
       273,211        *   Common stock of Hancock Holding Company                            7,719,177          10,436,660
        81,476        *   Hancock Horizon Burkenroad Fund, Class A                           2,135,494           2,562,434
       322,438        *   Hancock Horizon Growth Fund, Class A                               5,475,203           6,039,257
       171,349        *   Hancock Horizon Growth Fund, Trust Class                           2,597,934           3,267,630
       218,583        *   Hancock Horizon Strategic Fund, Class A                            3,344,278           3,374,920
       343,433        *   Hancock Horizon Strategic Fund, Trust Class                        5,197,175           5,309,473
       282,905        *   Hancock Horizon Value Fund, Class A                                6,679,436           7,191,457
       192,846        *   Hancock Horizon Value Fund, Trust Class                            3,593,387           4,917,580
     1,860,262        *   Hancock Horizon Treasury Money Market Fund, Class A                1,860,262           1,860,262
       134,999        *   Hancock Horizon Treasury Money Market Fund, Trust Class              134,999             134,999
        59,689            Federated Intermediate Government Securities                         661,306             677,469
       166,192            Federated Investment Bond Fund                                     1,487,698           1,470,801
        78,901            Federated International Capital Appreciation Fund                    846,099             907,359
       101,373            Federated Max Cap Institutional Services Shares                    2,350,303           2,389,360
        40,984            Federated Index Mini Cap Fund                                        626,366             601,441
        53,718            Fidelity Advisory Diversified International Fund                   1,242,909           1,160,310
        24,544            T Rowe Price Small Cap Stock Fund                                    854,191             745,891
        58,925            T Rowe Price Growth Stock Fund                                     1,620,797           1,956,899
                                                                                          ----------------    ----------------
                                                                                          $ 48,590,794          55,167,982
                                                                                          ================    ================
* Indicates a party-in-interest.

See accompanying independent auditors' report.

                                                           SIGNATURES

     Pursuant to the requirements of the Securities and Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.

                                                              Hancock Bank 401(k) Savings and Investment Plan

                                                           By:  /s/ Catherine Gray
                                                              --------------------------------------------
                                                               Catherine Gray
                                                               Plan Administrator

Date:  June 27, 2008

                              Consent of Independent Registered Public Accounting Firm

The Plan Administrator
Hancock Bank 401(k) Savings and Investment Plan and Trust:

We consent to the  incorporation by reference in Registration  Statement No. 33-05081 on Form S-8 of Hancock Holding
Company of our report dated June 26, 2008,  with respect to the  statements of net assets  available for benefits of
Hancock Bank 401(k)  Savings and Investment Plan and Trust (the Plan) as of December 31,  2007 and 2006, the related statements of changes in net assets  available for benefits for the years then ended,  and the related  supplemental schedule,  Schedule H, Line 4i - Schedule of Assets  (Held at End of Year) as of  December 31,  2007,  which  report appears in the December 31, 2007 Annual Report on Form 11-K of Hancock Bank 401(k) Savings and  Investment  Plan and
Trust.

/s/ KPMG

Birmingham, Alabama
June 26, 2008